SCRAP CONNECTION, INC.

Reviewed Consolidated Financial Statements For The Years Ended December 31, 2018 and 2017

August 21, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Scrap Connection, Inc.
Amsterdam, The Netherlands

We have reviewed the accompanying financial statements of Scrap Connection, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 21, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SCRAP CONNECTION, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2018 AND 2017
_____

	2018	**2017**
ASSETS		
CURRENT ASSETS		
Cash	$ 337,154	$ 678,648
Accounts Receivable	8	8
VAT Receivable	14,368	-
Prepaid Expenses	-	11,090
Related Party Loans and Advances	119,834	104,857
TOTAL CURRENT ASSETS	471,364	794,603
NON-CURRENT ASSETS		
Fixed Assets, Net	1,607	1,120
Security Deposits	1,635	1,720
TOTAL NON-CURRENT ASSETS	3,242	2,840
TOTAL ASSETS	474,606	797,443
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	(5,198)	1,880
Accrued Salaries & Payroll Taxes	14,132	2,824
TOTAL CURRENT LIABILITIES	8,934	4,704
NON-CURRENT LIABILITIES		
Shareholder Loans	-	9,281
Loans	258,581	348,818
TOTAL LIABILITIES	267,515	362,803
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 882,400 issued; $0.000010 par value)	9	9
Class A Preferred Stock (1,000,000 shares authorized, 363,123 issued, $0.000010 par value)	4	4
Additional Paid in Capital	1,346,758	1,187,965
Treasury Stock	(26,366)	(26,366)
Retained Earnings (Deficit)	(1,113,313)	(726,972)
TOTAL SHAREHOLDERS' EQUITY	207,091	434,640
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 474,606	$ 797,443

SCRAP CONNECTION, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Operating Income		
Revenue	$ 16,172	$ 9,960
Gross Profit	16,172	9,960
Operating Expense		
Salaries & Benefits	145,112	39,034
General & Adminstrative	118,127	106,306
Technical Development	79,111	122
Outside Services	30,840	15,220
Legal & Professional	26,911	19,538
Rent	22,513	16,033
Depreciation	389	2,818
Advertising	125	4,511
	423,128	203,583
Net Income from Operations	(406,957)	(193,623)
Other Income (Expense)		
Interest Expense	(1,686)	(13,102)
State and Local Tax	(1,561)	(2,711)
Gain on Exchange	-	165
Net Income	$ (410,203)	$ (209,270)

SCRAP CONNECTION, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (410,203)	$ (209,270)
Change in Accounts Receivable	-	885
Change in VAT Receivable	(14,368)	-
Change in Prepaid Expenses	11,090	(11,090)
Change in Related Party Loans and Advances	(14,977)	(60,209)
Change in Accounts Payable	(7,078)	(12,042)
Change in Accrued Salaries & Payroll Taxes	11,308	(12,170)
Depreciation	389	2,818
Net Cash Flows From Operating Activities	(423,840)	(301,078)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(824)	(1,316)
Security Deposits	85	(1,720)
Net Cash Flows From Investing Activities	(739)	(1,316)
Cash Flows From Financing Activities		
Payments toward Shareholder Loans	(9,281)	(293)
Issuance of Stock	-	3
Draws (Payments) On Non-Shareholder Loans	(90,237)	120,978
Receipt of Additional Paid in Capital	158,794	745,507
Non-Cash Adjustment to Retained Earnings	23,808	113,775
Net Cash Flows From Investing Activities	83,084	979,970
Cash at Beginning of Period	678,648	1,072
Net Increase (Decrease) In Cash	(341,495)	677,576
Cash at End of Period	$ 337,154	$ 678,648

SCRAP CONNECTION, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

_____

	Common Stock		Preferred Stock		Treasury	Additional Paid	Retained Earnings	Total Stockholders'
	Number	Amount	Number	Amount	Stock	in Capital		Equity
Balance at December 31, 2016	903,400	$ 9	305,351	$ 3	$ (26,366)	$ 20,595	$ (403,927)	$ (409,686)
Issuance of Stock	91,098	1	151,526	2		1,167,368		1,167,371
Net Income							(209,270)	(209,270)
Adj. to Retained Earnings							(113,775)	(113,775)
Balance at December 31, 2017	994,498	$ 10	456,877	$ 5	$ (26,366)	$ 1,187,963	$ (726,972)	$ 434,640
Issuance of Stock	-	-	-	-		158,794		158,794
Net Income							(410,203)	(410,203)
Adj. to Retained Earnings							23,862	23,862
Balance at December 31, 2018	994,498		456,877	$ 5	$ (26,366)	$ 1,346,757	$ (1,113,314)	$ 207,091

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Scrap Connection, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company operates an online platform through its wholly owned foreign subsidiary that provides business intelligence for companies in the recycling industry.

Scrap Connection, B.V. is a Netherlands registered company that is wholly owned by Scrap Connection, Inc.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net losses of $209,270 and $410,203 in 2017 and 2018, respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional funds to continue operations through a campaign conducted under SEC Regulation CF. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through August 21, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary located in Amsterdam, The Netherlands. In preparing the consolidated financial statements, the Company has eliminated all significant inter-company balances and transactions from the statements.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, the rate of foreign currency exchange in effect during 2018 and 2017, the carrying values of the Company's fixed assets, and the rate of depreciation associated with those assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company earns revenue from subscription fees charged to users of Tradefox, the Company's proprietary information system for users in the scrap metal industry. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

As of December 31, 2018, the Company's fixed assets consisted of computers and small office machinery. The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

The Company currently occupies shared office space under a month to month usage agreement ("the Agreement"). The Agreement is for office space and certain related business services. There are no future minimum payments due under the Agreement.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company is also subject to various Eurozone taxes associated with its foreign operations, including Value Added Tax (VAT), payroll taxes, and income taxes.

Equity

The Company has authorized three classes of stock- Common Stock, Class A Preferred Stock, and Class AA Preferred Stock. The two classes of Preferred Stock carry no voting rights.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- RELATED PARTY DEBT

In 2018 and prior years, the company advanced funds to Chris Yerbey, its founder, in connection with his employment as CEO ("the Related Party Loans and Advances"). The funds advanced were partially paid out in lieu of salary and will be amortized in accordance with Chris Yerbey's employment agreement with the Company. The Company also advanced nominal amounts to other employees which are expected to be repaid by salary deduction in future periods. The Related Party Loans and Advances do not accrue interest.

NOTE E- NON-RELATED PARTY DEBT

In 2018 and prior years, the Company borrowed funds for the purpose of funding continuing operations ("the Loans"). Of the amount outstanding as of December 31, 2018, $14,162 is payable on a revolving line of credit at an interest rate of 3%.

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 21, 2019, the date that the financial statements were available to be issued.